UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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     SEC FILE NUMBER
       000-30724
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                                   FORM 12b-25
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      CUSIP NUMBER
       61411N 104
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                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ] Form N-SAR

                  For Period Ended:  June 30, 2003
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Montgomery Realty Group, Inc.
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Full Name of Registrant

n/a
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Former Name if Applicable

400 Oyster Point Blvd., Suite 415
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Address of Principal Executive Office (Street and Number)

South San Francisco, California  94080
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Following the close of the period ended June 30, 2003, Montgomery entered into two major transactions that substantially affected the financial condition of the Company. Montgomery sold its San Ramon Retail Center for $1,891,625 and acquired the Front Street Office Building for $4,485,000 as discussed in the 10-QSB. These two transactions required substantial reporting within the 10-QSB, so as to provide adequate disclosure. With the expanded size and complexity of the 10-QSB, review and revisions by: Montgomery's audit firm, Deloitte & Touche, Montgomery's outside securities counsel, Kruse Landa Maycock & Ricks, together with redrafting and review by Montgomery's management and full review by the audit committee members, resulted in a delay that could not be surmounted while still providing a complete and accurate Form 10-QSB. The extent of the additional disclosures and the extent of the revisions and review were not foreseeable at the time the 10-QSB was initially prepared.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James R. Kruse                      801              531-7090
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               (Name)                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Our net loss for the six months ended June 30, 2003, was $47,890, an increase from the net loss of $30,031 for the six months ended June 30, 2002, or 59.5%. Our net loss for the three months ended June 30, 2003, was $34,197, a 152.7% increase from the net loss of $13,532 reported for the three months ended June 30, 2002.

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

                          Montgomery Realty Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2003                               By /s/ James T. Graeb
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                                                       James T. Graeb
                                                       General Counsel